
MUNDOVAL FUND

The Objective of the Fund

The Mundoval Fund seeks long-term capital appreciation.

The Principal Investment Strategies and Policies of the Fund

- Under normal market conditions the Fund invests primarily in large capitalization common stocks and American Depository Receipts ("ADRs").
- The Fund's investment strategy focuses on value style investing.
- The Fund may hold all or a portion of its assets in cash or cash-equivalents like money market funds, certificates of deposit, short-term debt obligations, and repurchase agreements, either due to pending investments or when investment opportunities are limited. Under these circumstances, the Fund may not participate in stock market advances or declines to the same extent it would had it remained more fully invested in common stocks.
- Under the Management Agreement, the Adviser, at its own expense and without reimbursement from the Trust, furnishes office space and all necessary office facilities, equipment and executive personnel necessary for managing the Fund. For its services, the Adviser receives an annual investment management fee of 1.50% of the average daily net assets of the Fund.

Ticker Symbol: MUNDX

2019 Dividend & Capital Gains as of 12/19/2019

Dividend: $0.058620
Short-Term Cap Gain: $0.001138
Long-Term Cap Gain: $0.053864

To follow MUNDX on Morningstar Click Here.

To follow MUNDX on Yahoo Finance Click Here.

Differentiating Factors

- Portfolio Manager invested alongside clients.
- Long-term, multi-year investment horizon and low turnover of portfolio holdings.
- Consistent application of investment philosophy through market cycles.
- Conservative business valuation estimates that prioritize free cash flow generation.

Regular Account	$10,000	$100
IRA / Roth IRA	$3,000	$100
Automatic Investment Plan	$3,500	$100

*An Automatic Investment Plan is available for both regular and retirement accounts. It requires a $100 minimum automatic monthly or quarterly investment.

Ticker	MUNDX
CUSIP	62613P202
Inception Date	9/3/2004
Total Holdings (as of 3/31/20)	33
2019 Portfolio Turnover	9.14%
Net Assets (millions) (as of 3/31/2020)	$19.88
Total Expense Ratio	1.51%
No sales loads or distribution fees.	

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Water Quality
Protection...
Bike and Kayak
Tours Inc - La Jolla
La Jolla Cove
The Cave Store
Children's
Pool Beach
Torrey Pines Rd
Prospect St
Via Capri
VILLAGE OF
LA JOLLA
La Jolla Tide Pools
COUNTRY CLUB
Pearl St
Google
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Contact

(858) 454-4837

info@mundoval.com

Address

7855 Ivanhoe Avenue

Suite 210

La Jolla CA 92037

Disclaimer

(ADV) Part 2 Brochure

Investors should consider the investment objective, risks, and charges and expenses of the Fund carefully before investing. The Fund's prospectus contains this and other information about the Fund and is available upon request by calling 1-877-59-FUNDS. Please obtain and carefully read the prospectus before investing. Click here to view the prospectus on-line.

© 2020 Mundoval Capital Management All rights reserved.

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FACTSHEET

Factsheet

2020

- Mundoval Factsheet Q1 2020

2019

- Mundoval Factsheet Q4 2019
- Mundoval Factsheet Q3 2019
- Mundoval Factsheet Q2 2019
- Mundoval Factsheet Q1 2019

Mundoval Newsletter

- Quarterly Commentary 4Q19
- Quarterly Commentary 4Q19
- Quarterly Commentary 3Q19
- Quarterly Commentary 2Q19
- Quarterly Commentary 1Q19
- Quarterly Commentary 4Q18
- Quarterly Commentary 3Q18
- Quarterly Commentary 2Q18
- Quarterly Commentary 1Q18
- Quarterly Commentary 4Q17
- Quarterly Commentary 3Q17
- Quarterly Commentary 2Q17

Ticker Symbol: MUNDX

2019 Dividend & Capital Gains as of 12/19/2019

Dividend: $0.058620
Short-Term Cap Gain: $0.001138
Long-Term Cap Gain: $0.053864

To follow MUNDX on Morningstar Click Here.

To follow MUNDX on Yahoo Finance Click Here.

CLIENT LOGIN

Fund Investor Login



Water Quality Protection...
Bike and Kayak Tours Inc - La Jolla
La Jolla Cove
The Cave Store
Children's Pool Beach
Torrey Pines Rd
Prospect St
Via Capri
VILLAGE OF LA JOLLA
La Jolla Tide Pools
COUNTRY CLUB
Pearl St
Google
Map data ©2020 Google
Terms of Use
Report a map error

Contact

(858) 454-4837
info@mundoval.com

Address

7855 Ivanhoe Avenue
Suite 210
La Jolla CA 92037

Disclaimer

(ADV) Part 2 Brochure

Investors should consider the investment objective, risks, and charges and expenses of the Fund carefully before investing. The Fund's prospectus contains this and other information about the Fund and is available upon request by calling 1-877-59-FUNDS. Please obtain and carefully read the prospectus before investing. Click here to view the prospectus on-line.

© 2020 Mundoval Capital Management All rights reserved.

advisorwebsites™


FINANCIAL REPORTS

Semi-Annual Report

- 2019 Semi-Annual Report – June 30, 2019 (PDF)
- 2018 Semi-Annual Report – June 30, 2018 (PDF)
- 2017 Semi-Annual Report – June 30, 2017 (PDF)

Annual Report

- Annual Report – December 31, 2019 (PDF)
- Annual Report – December 31, 2018 (PDF)
- Annual Report – December 31, 2017 (PDF)

Ticker Symbol: MUNDX

2019 Dividend & Capital Gains as of 12/19/2019

Dividend: $0.058620
Short-Term Cap Gain: $0.001138
Long-Term Cap Gain: $0.053864

To follow MUNDX on Morningstar Click Here.

To follow MUNDX on Yahoo Finance Click Here.

CLIENT LOGIN

Fund Investor Login


Water Quality
Protection...
Bike and Kayak
Tours Inc - La Jolla
La Jolla Cove
The Cave Store
Children's
Pool Beach
Torrey Pines Rd
Prospect St
Via Capri
VILLAGE OF
LA JOLLA
La Jolla Tide Pools
COUNTRY CLUB
Pearl St
Google
Map data ©2020 Google
Terms of Use
Report a map error

Contact

(858) 454-4837
info@mundoval.com

Address

7855 Ivanhoe Avenue
Suite 210
La Jolla CA 92037

Disclaimer

(ADV) Part 2 Brochure

Investors should consider the investment objective, risks, and charges and expenses of the Fund carefully before investing. The Fund's prospectus contains this and other information about the Fund and is available upon request by calling 1-877-59-FUNDS. Please obtain and carefully read the prospectus before investing. Click here to view the prospectus on-line.

© 2020 Mundoval Capital Management All rights reserved.

advisorwebsites™



FORMS AND APPLICATIONS

For your convenience, all of our forms and applications are available for download via the links below. If you need assistance completing them, or have any general questions, please contact our office at (858) 454-4837 to speak with an investment advisory representative.

Forms and Apps

- Regular Account Application (non IRA) (DOWNLOAD PDF)
- Regular Account Transfer Form (non IRA) (DOWNLOAD PDF)
- IRA Account Application (DOWNLOAD PDF)
- IRA Transfer / Direct Rollover Request Form (DOWNLOAD PDF)

Investor Information

- Prospectus – Your Guide To Mundoval Capital Management (DOWNLOAD PDF)
- Statement of Additional Information (DOWNLOAD PDF)
- XBRL Interactive Data from the Prospectus

To receive an investor package for Mundoval Fund please e-mail info@mundoval.com

Note: The Mundoval Fund may not be available for purchase in all states.

Ticker Symbol: MUNDX

2019 Dividend & Capital Gains as of 12/19/2019

Dividend: $0.058620
Short-Term Cap Gain: $0.001138
Long-Term Cap Gain: $0.053864

To follow MUNDX on Morningstar Click Here.

To follow MUNDX on Yahoo Finance Click Here.

CLIENT LOGIN

Fund Investor Login


Water Quality
Protection...
Bike and Kayak
Tours Inc - La Jolla
La Jolla Cove
The Cave Store
Children's
Pool Beach
Torrey Pines Rd
Prospect St
Via Capri
VILLAGE OF
LA JOLLA
La Jolla Tide Pools
COUNTRY CLUB
Pearl St
Google
Map data ©2020 Google
Terms of Use
Report a map error

Contact

(858) 454-4837

info@mundoval.com

Address

7855 Ivanhoe Avenue

Suite 210

La Jolla CA 92037

Disclaimer

(ADV) Part 2 Brochure

Investors should consider the investment objective, risks, and charges and expenses of the Fund carefully before investing. The Fund's prospectus contains this and other information about the Fund and is available upon request by calling 1-877-59-FUNDS. Please obtain and carefully read the prospectus before investing. Click here to view the prospectus on-line.

© 2020 Mundoval Capital Management All rights reserved.

advisorwebsites™


PROXY VOTING

PROXY VOTING POLICIES – The Board of Trustees of the Trust has delegated responsibility for decisions regarding proxy voting for securities held by the Fund to the Fund's Adviser, Mundoval Capital Management. Mundoval Capital Management will vote such proxies in accordance with its proxy policies and procedures.

Mundoval Capital Managements

Proxy Voting Policies and Procedures (Adopted August 17, 2004)

Pursuant to rules established by the Securities and Exchange Commission (the "Commission"), under the Investment Company Act of 1940, as amended, the Board of Trustees of Mundoval Capital Managements (the "Trust") has adopted the following formal, written guidelines for proxy voting by the Trust. The Board of Trustees of the Trust oversees voting policies and decisions for each series of the Trust (the "Funds").

Each Fund exercises its proxy voting rights with regard to the companies in the Fund's investment portfolio, with the goals of maximizing the value of the Fund's investments, promoting accountability of a company's management and board of directors to its shareholders, aligning the interests of management with those of shareholders, and increasing transparency of a company's business and operations.

Ticker Symbol: MUNDX

2019 Dividend & Capital Gains as of 12/19/2019

Dividend: $0.058620
Short-Term Cap Gain: $0.001138
Long-Term Cap Gain: $0.053864

To follow MUNDX on Morningstar Click Here.

To follow MUNDX on Yahoo Finance Click Here.

In general, the Board of Trustees of the Trust believes that each Fund's investment adviser, or sub-adviser, if applicable, which selects the individual companies that are part of the Fund's portfolio, is the most knowledgeable and best suited to make decisions about proxy votes. Therefore, the Trust defers to and relies on the Funds' investment advisers or sub-advisers, as appropriate, to make decisions on casting proxy votes.

In some instances, an adviser (or sub-adviser) may be asked to cast a proxy vote that presents a conflict between the interests of a Fund's shareholders, and those of the adviser (or sub-adviser) or an affiliated person of the adviser (or sub-adviser). In such a case, the adviser (or sub-adviser) is instructed to abstain from making a voting decision and to forward all necessary proxy voting materials to the Trust to enable the Board of Trustees to make a voting decision. The adviser (or sub-adviser) shall make a written recommendation of the voting decision to the Board of Trustees, which shall include:

1. An explanation of why it has a conflict of interest;
2. The reasons for its recommendation; and
3. An explanation of why the recommendation is consistent with the adviser's (or sub-adviser's) proxy voting policies.

The Board of Trustees shall make the proxy voting decision that in its judgment, after reviewing the recommendation of the adviser (or sub-adviser), is most consistent with the adviser's (or sub-adviser's) proxy voting policies and in the best interests of Fund shareholders. When the Board of Trustees is required to make a proxy voting decision, only the Trustees without a conflict of interest with regard to the security in question or the matter to voted upon shall be permitted to participate in the decision of how the Fund's vote will be cast.

A copy of these Proxy Voting Policies and Procedures are available, without charge, upon request, by calling the Trust's toll-free telephone number at 800-595-2877 and on the Commission's website at www.sec.gov. The Trust will send a copy of the Trust's Proxy Voting Policies and Procedures within three business days of receipt of a request, by first-class mail or other means designed to ensure equally prompt delivery.

CLIENT LOGIN

Fund Investor Login


Water Quality
Protection...
Bike and Kayak
Tours Inc - La Jolla
La Jolla Cove
The Cave Store
Children's
Pool Beach
Torrey Pines Rd
Prospect St
Via Capri
VILLAGE OF
LA JOLLA
La Jolla Tide Pools
COUNTRY CLUB
Pearl St
Google
Map data ©2020 Google
Terms of Use
Report a map error

Contact

(858) 454-4837

info@mundoval.com

Address

7855 Ivanhoe Avenue

Suite 210

La Jolla CA 92037

Disclaimer

(ADV) Part 2 Brochure

Investors should consider the investment objective, risks, and charges and expenses of the Fund carefully before investing. The Fund's prospectus contains this and other information about the Fund and is available upon request by calling 1-877-59-FUNDS. Please obtain and carefully read the prospectus before investing. Click here to view the prospectus on-line.

© 2020 Mundoval Capital Management All rights reserved.

advisorwebsites™